UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-53392

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR

[ ] Form N-CSR

For Period Ended December 31, 2015

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Accelera Innovations, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

20511 Abbey Drive
Address of Principal Executive Office (Street and Number)

Frankfort, Illinois 60423
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension for the filing of its Annual Report on Form 10-K for the period ended December 31, 2015. The Registrant needs additional time to complete the preparation of the Form 10-K, in particular, the Registrant’s financial statements and the disclosure on the Registrant’s management’s discussion and analysis. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John F. Wallin	866	866-0758
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[ ] Yes [X] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: As previously reported in the Company’s Form 8-K filed with the SEC on July 21, 2015, the Company determined that its financial statements included in its Form 10-Q’s for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013 and its Form 10-K for the year ended December 31, 2013, its Form 10-Q’s for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and Form 10-K for the year ended December 31, 2014 (collectively, the “Financial Statements”) could not be relied on. The Financial Statements contained an errors related to (i) issuances of the Company’s common and preferred stock, the receipt of funds related to these issuances and the accounting for the use of the proceeds from these sales in each of the periods covered by the Financial Statements disclosed above, (ii) disclosure of a related party transactions, and (iii) the valuation of shares of the Company’s common stock issued as compensation. The Company has not determined the impact related to these errors. Consequently, the Company expects there to be significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K for the period ended December 31, 2015.

Accelera Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2016	By:	/s/ John F. Wallin
John F. Wallin
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).